Filed pursuant to Rule 433

Registration No. 333-261972

Relating to Preliminary Prospectus Supplement dated September 2, 2025

Final Term Sheet

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

7.250% Global Bonds due 2056

Issuer	Federative Republic of Brazil (“Brazil”)
Transaction	7.250% Global Bonds due 2056 (the “2056 Global Bonds”)
Ratings*	Ba1 (stable) / BB (stable) / BB (stable) (Moody’s/S&P/Fitch)
Distribution	SEC Registered
Total Amount Issued	U.S.$2,500,000,000
Total Gross Proceeds (before fees and expenses) to Issuer	U.S.$2,425,950,000
Coupon	7.250% per annum, 30/360
Maturity	January 12, 2056
Offering Price	97.038% of the principal amount, plus accrued interest, if any, from September 11, 2025, the date Brazil expects to deliver the 2056 Global Bonds
Yield to Maturity	7.500% per annum
Benchmark Bond	UST 4.750% due May 15, 2055
Benchmark Price	96-17+
Benchmark Yield	4.973%
Reoffer Spread	+252.7 bps
Underwriting Fee	0.175%
Interest Payment Dates	January 12 and July 12 of each year.
First Interest Payment Date	January 12, 2026
Optional Redemption	The 2056 Global Bonds will be subject to redemption at the option of Brazil before maturity, on terms described under “Description of the 2056 Global Bonds—Optional Redemption” in the Prospectus Supplement.
Make-whole spread	40 bps
Pricing Date	September 2, 2025
Settlement Date	September 11, 2025 (T+7)
CUSIP / ISIN	105756CN8 / US105756CN87
Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Listing	Application will be made to list the 2056 Global Bonds on the London Stock Exchange plc for the 2056 Global Bonds to be admitted to trading on the London Stock Exchange plc’s International Securities Market (the “ISM”).
Governing Law	New York Law.
Joint Lead Managers and Joint Bookrunners	BofA Securities, Inc. Itau BBA USA Securities, Inc. J.P. Morgan Securities LLC
Underwriting Commitments	BofA Securities, Inc. U.S.$833,334,000 Itau BBA USA Securities, Inc. U.S.$833,333,000 J.P. Morgan Securities LLC U.S.$833,333,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of each other securities rating.

A preliminary prospectus supplement, subject to completion, dated September 2, 2025, together with an accompanying prospectus, for the 2056 Global Bonds, is available from the SEC’s website using the following link: https://www.sec.gov/Archives/edgar/data/205317/000119312525193393/d477411d424b5.htm.

The Issuer has filed a registration statement (including a prospectus) and the preliminary prospectus supplement with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at +1 (888) 292-0070, Itau BBA USA Securities, Inc. toll-free at +1 (888) 770-4828, or J.P. Morgan Securities LLC toll-free at +1 (866) 846-2874.

The 2056 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the 2056 Global Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the 2056 Global Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The 2056 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the 2056 Global Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the 2056 Global Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Neither this term sheet nor any other material relating to the offering has been approved by an authorized person for the purposes of section 21 of the FSMA. This term sheet is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this term sheet relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The 2056 Global Bonds which are the subject of the offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the 2056 Global Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or any other material relating to the offering.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS TERM SHEET AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS TERM SHEET HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.